Exhibit 99.1

iKang Announces Launch of iKang Doctor Referral App

A one-stop mobile medical service platform

SHANGHAI, April 24, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (NASDAQ: KANG), China’s largest private preventive healthcare services provider, launched its Doctor Referral App (the “APP”) on April 22, 2015.

The Doctor Referral App is a one-stop mobile medical services platform among patients, hospitals and doctors. The APP is designed to connect the medical needs of patients, hospitals and teams of doctors, using mobile Internet technology to build up a platform that links up doctor’s appointments, doctor visits and follow-up services.

For the majority of Chinese hospitals, a patient must wait in line at a registration office to receive a doctor’s appointment slot for the same day. The patient would then be required to wait outside the doctor’s office until the patient is called. Doctor’s appointments are a relatively new phenomenon in China, and due to a much lower doctor-patient ratio compared to developed countries, most patients can only receive several minutes of consultation from a doctor per visit. After the appointment, there are usually no follow-up services in China. And due to the lack of a primary care system and doctor referrals in China, patients are much less orientated when they make doctor’s appointments.

The Doctor Referral App has been developed to tackle these pressing challenges. By partnering with large hospitals, the APP is now offering booking appointments to shorten waiting times and hospital stays. Right after the booking, patients are encouraged to upload their previous medical records onto the Cloud if patients wish their doctor to review their medical records in advance. This enables greater efficiency during visits, since a longer consultation cannot be achieved in the near future due to the current state of China’s healthcare system. In addition to the appointment booking and medical record management, other features of the APP include symptom-based self-assessment and health education.

Mr. Lee Ligang Zhang, Chairman and CEO of iKang, commented on the new venture. “Advanced medical technologies can save lives or extend people’s lives for sure, but what China needs more urgently is nothing short of a transformation of its current service model. I hope iKang’s Doctor Referral App will be a part of the solution. Through the iKang APP, we will improve the utilization rate of medical resources; create a more efficient and interactive environment for patients, doctors and hospitals; and build a true one-stop medical service platform.”

In a bid to further promote the reform of the healthcare industry, China has encouraged more doctors to establish private clinics and pursue multi-site licenses, with the aim of recultivating their enthusiasm for the profession and provide patients with an array of service channels. To this end, the Doctor Referral App has begun cooperation with dozens of top-ranking hospitals in Shanghai and will gradually expand its services to other major cities across the country.  Shanghai and Beijing are the two most sought-after cities by patients, and have the majority of leading hospitals in China.

In addition to the partnership with leading hospitals, iKang is also building partnerships with three leading physician groups from Beijing, Shanghai and Guangzhou, respectively.

The iKang Medical Exam App and the Doctor Referral App are services offered by iKang mHealth, Inc. (“iKang mHealth”). iKang mHealth is a joint venture between iKang Healthcare Group, Inc. (“iKang BVI”), a wholly-owned subsidiary of iKang, and Mr. Lee Ligang Zhang. The total investment in iKang mHealth will be US$10 million, with US$8 million from iKang BVI and US$2 million from Mr. Lee Ligang Zhang. The number of authorized ordinary shares of iKang mHealth is 1,000,000, among which 700,000 ordinary shares issued and outstanding will be held by iKang BVI; 200,000 ordinary shares issued and outstanding will be beneficially owned by Mr. Lee Ligang Zhang; and 100,000 ordinary shares are reserved for restricted stocks and options for the management of iKang mHealth. The Board of Directors of iKang (the “Board”) and the Audit Committee of the Board approved iKang’s investment in iKang mHealth.

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company served a total of 2.7 million customer visits under both corporate and individual programs. For the nine months ended December 31, 2014, the Company served a total of 3.1 million customer visits.

As of March 31, 2015, iKang’s nationwide network consisted of 58 self-owned medical centers covering 16 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com